Exhibit 99.1

LexinFintech Announces Business Updates,

Senior Management Announces Management Share Purchase Plan

SHENZHEN, China, Sept. 14, 2020 (GLOBE NEWSWIRE) — LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and consumer finance platform for new generation consumers in China, today announced that members of its senior management, including chairman and CEO Jay Wenjie Xiao, president Jared Yi Wu, and other members of senior management, have informed the Company of their intention to use their personal funds to purchase up to an aggregate of $20 million worth of the Company’s American depositary shares within the next six months, pursuant and subject to applicable laws and the Company’s securities trading policy.

Each senior management member will make his or her own independent decision on the share purchase and its terms. The share purchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

“Lexin’s first quarter and second quarter nominal APRs were 13.6% and 14.5%, respectively,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer, “Based on our current analysis of our operations and the existing regulatory and legal environment, we expect to maintain our loan origination guidance issued at the beginning of the year. However, there exist uncertainties in the interpretation and implementation of the relevant regulatory and legal requirements, and our current analysis and view are preliminary and subject to changes.”

“Our credit performance continues to improve,” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer, “our most recent FPD71 rate has declined to 1.81%, which is not only below the 2.77% and 2.32% at the end of the first and second quarters of 2020, respectively, but also lower than our numbers at this same time last year. Our M1 collection rate2 has also improved from 88.43% at the height of the pandemic to 92.36% as of today. In addition, the D1 delinquency rate3 has declined by 20% from the levels at the peak of the COVID-19 pandemic. I fully expect our risk control operations to continue to strengthen in the third and fourth quarters and our credit performance to continue to improve.”

“We continue to execute on our new consumption platform strategy, and have already developed new avenues for generating growth as our financial services platform transitions to a ‘to-B’ model,” said Mr. Craig Zeng, Lexin’s chief financial officer, “During the second quarter, our risk-free model generated RMB 419 million in revenues, representing 14.2% of total revenues and an increase of 109% year-on-year. Of this, our ‘to-B’ profit sharing model generated RMB 394 million, an increase of 171% year on year. Currently, our profit sharing model represents approximately 40% of our total loan originations, and we hope to have this number exceed 50% of new originations by year end.”

“Besides our Fenqile business, our Lehua card continues to perform strongly in meeting the needs of our customers in both online and offline consumption scenarios,” Mr. Xiao added, “In the second quarter, the cooperation between numerous offline vendors and our Lehua card generated an increase in transactions of 400% year-on-year, and Lehua card has been cumulatively used at over 4 million vendors and consumption outlets, generating real physical consumption transactions. Our non-financial or pure internet income is also growing rapidly, and in the second quarter our membership and benefits program continues to expand cooperation with many prominent and famous global brands to jointly promote membership benefits and privileges, serving over 2 million customers cumulatively and generating over RMB 24 million in revenues. As additional favorable macroeconomic policies are expected to emerge to promote consumption, we believe that our unique online and offline consumption ecosystem will bring even greater opportunities for growth.”

Lexin’s senior management team is confident in the Company’s prospects and growth potential, and intends to purchase up to an aggregate of $20 million worth of the Company’s American depositary shares within the next six months as discussed above.

[1]

FPD7 is defined as (i) the total amount of outstanding loans for which the first payment has become overdue for 7 days as of a specific date divided by (ii) the total amount of outstanding loans for which the first repayment has become due 7 days prior to such date.

[2]

M1 collection rate is defined as (i) the amount of principal that was repaid within 30 days after such principal became overdue divided by (ii) the total amount of principal that is overdue, as of a specific date.

[3]

D1 delinquency rate is defined as (i) the total amount of principal of non-delinquent customers that became overdue as of a specific date, divided by (ii) the total amount of principal of non-delinquent customers that is due for repayment as of such date.

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and consumer finance platform for new generation consumers in China. The Company provides a range of services including financial technology services, membership benefits, and a point redemption system through its ecommerce platform Fenqile and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company’s services and operations, which include risk management, loan facilitation, and the near-instantaneous matching of users’ funding requests with offers from the Company’s many funding partners.

For more information, please visit http://ir.lexin.com

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For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.